January 10, 2006
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Paul Cline, Senior Accountant

Re:	Citizens Banking Corporation (“Citizens”)
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
File No. 000-10535
Ladies and Gentlemen:
We are submitting by direct electronic transmission the following responses to the comment letter dated December 16, 2005 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. To assist your review, we have retyped the text of the Staff’s comments above our responses.
Financial Statements
Note 3. Recent Transactions, page 67
1.	We note that in 2004 you sold your subsidiary bank, which was not accounted for or presented as discontinued operations. Please revise to clarify how you have considered the accounting guidance in paragraphs 41 to 48 of SFAS 144 to conclude that discontinued operations presentation is not appropriate.
While the Illinois Bank was a separate legal entity, Citizens concluded that it did not qualify as a ‘component of an entity’ under SFAS 144 and therefore should not be accounted for as discontinued operations. When determining the proper disclosure treatment for its sale as specified in SFAS 144, the following information was considered.
•	The sale of the Illinois Bank was treated like a sale of three branches for legal and internal purposes by Citizens and the purchaser:
•	The purchase price was primarily determined as a premium on deposits,

•	The sale was structured as an asset sale for cash, rather than a sale of the stock of the legal entity,

•	The purchaser did not retain the existing charter but, instead, combined the three new locations with its previous retail delivery network,

•	Citizens Bank Wealth Management, N.A. retained all Illinois trust relationships and associated revenue and expense.
•	Citizens Bank-Michigan continues to originate indirect loans in Illinois.

•	All support services were centralized in Citizens Bank-Michigan, with proportionate management fees charged internally to the Illinois Bank’s legal entity. Examples of the services provided by Citizens Bank-Michigan include branch administration, compliance,

Securities and Exchange Commission
January 10, 2006

data processing, accounting/finance, human resources, internal audit, marketing, proof operations, facilities management, loan and deposit operations, loan underwriting and collections. Citizens Bank-Michigan essentially leveraged existing infrastructure and overhead as the majority of these expenses remain today.
•	The Illinois Bank was not identified as a separate line of business for segment reporting.
•	As disclosed in its periodic filings, Citizens’ segments are: Commercial, Consumer, Wealth, and Other. They are the lowest level at which the operations can be clearly distinguished from the rest of the entity.

•	The assets and liabilities from the Illinois locations were treated just like any other branch and spread throughout these segments.
Citizens has fully disclosed all significant facts related to the sale of the Illinois Bank on the face of the income statement, in the cash flow statement, and in Note 3 of the December 31, 2005 Form 10-K, other than separately identifying the results of operations from the Illinois Bank on the face of the income statement.
Citizens does not believe it is appropriate to separately identify the results of operations from the Illinois Bank because it did not qualify as a component of an entity. However, in an effort to enhance the disclosure regarding the Illinois Bank sale, Citizens intends to add further disclosure in Note 3 explaining the reasons for not treating the sale of the Illinois Bank as discontinued operations. In future filings, commencing with the December 31, 2005 Form 10-K, Citizens proposes to amend the relevant language regarding the Illinois Bank Sale in Note 3 as follows:
“Illinois Bank Sale
On August 5, 2004, Citizens completed the sale of its subsidiary bank, Citizens Bank-Illinois, N.A., to Metropolitan Bank Group, Inc. in a cash transaction valued at $26.3 million. The Illinois Bank was comprised of three branch locations with $173.2 million of assets, $78.5 million of loans and $155.3 million of deposits as of August 5, 2004. Citizens realized a pretax gain of $11.7 million on the transaction. The sale of the Illinois Bank generated a tax loss benefit because Citizens tax basis in the stock of the Illinois Bank was greater than the Illinois Bank’s sale price. This transaction was not treated as a discontinuation of operations as set forth in SFAS 144 because it was viewed as a sale of three branches and did not qualify as a ‘component of an entity’. Additionally, Citizens continues to conduct some operations in Illinois and all of the support services remained with Citizens Bank-Michigan.”
Note 5. Investment Securities, page 70
2.	Please revise to provide the disclosure requirements to EITF 03-1 for all periods for which you present a balance sheet. Provide us this disclosure for the period ended December 31, 2003. Also, tell us the specific nature of securities sold in 2003 and 2004. A schedule of these sales that reconciles to the changes in your balance sheets, income statements and statements for cash flows would be helpful.
A total of 114 securities had unrealized losses at December 31, 2003. The securities were as follows:

Securities and Exchange Commission
January 10, 2006

	Less than 12 Months		More than 12 Months		Total
	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
(in thousands)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Available For Sale:
U.S. Treasury	$—	$—	$—	$—	$—	$—
Federal agencies:
Mortgage-backed	772,881	12,425	441	15	773,322	12,440
Other	4,972	28	—	—	4,972	28
State and municipal	16,153	675	1,561	179	17,714	854
Mortgage and asset-backed	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total available for sale	794,006	13,128	2,002	194	796,008	13,322

Held to Maturity:
State and municipal	7,293	97	—	—	7,293	97

Total held to maturity	7,293	97	—	—	7,293	97

Total	$801,299	$13,225	$2,002	$194	$803,301	$13,419

The following table reconciles the sales from the securities portfolio during 2003 and 2004 and describes the specific nature of the securities sold in 2003 and 2004.

(in thousands)		Proceeds			Net Proceeds

2003 Securities Sales:		from Sales	Gain	Loss	from Sales
Sale — Federal Agency-Mortgage-Backed	1)	$1,337	$16	$(9)	$1,344

Called Bonds — Municipals	2)		166	(70)	96

Total Security Sales as of December 31, 2003		$1,337	$182	$(79)	$1,440

			see Note 5	see Note 5	see Cash Flow

		Proceeds			Net Proceeds
2004 Securities Sales:		from Sales	Gain	Loss	from Sales
Sale — Other	3)	$5,000	$1	$—	$5,001

Sale — Federal Agency — Mortgage-Backed	4)	74,910	534	(2,138)	73,306

CB Illinois	5)	72,310			72,310

Called Bonds — Municipals	6)		108	(14)	94

Total Security Sales as of December 31, 2004		$152,220	$643	$(2,152)	$150,711

			see Note 5	see Note 5	see Cash Flow

1)	Sale of 51 mortgage-backed securities and 2 CMO securites (average par value $25,000)

2)	Calls on municpal bonds with remaining premium and discount

3)	Sale of Trust Preferred security in February, 2004

4)	Sale of 4 CMO’s- securities were transferred to trading account in June 2004 and sold in July 2004

5)	Sale of Citizens Bank-Illinois to Metropolitan Bank Group

6)	Calls on municpal bonds with remaining premium and discount

Securities and Exchange Commission
January 10, 2006

Commencing with the December 31, 2005 Form 10-K, Note 5 will be modified to include two years of information (i.e., December 31, 2004 and 2005) as required by FSP 115-1.
Note 12. Long Term Debt, page 75
3.	We note that you are utilizing an amortization period of 5 years for the debt issuance costs of trust preferred securities, instead of the contractual life of these securities. Please revise to quantify the dollar amount of debt issuance costs that have been deferred and to clarify your rationale for the use of a 5 year amortization period, including the authoritative literature you relied on in determining the appropriateness of your accounting.
Citizens incurred issuance costs of $490,000 in legal expenses and placement fees, of which $148,361 have been amortized. As of December 31, 2004, the remaining costs totaled $341,639. In determining the appropriate amortization period, management utilized guidance from FASB Interpretation No. 46 D1.16 and APB 21 and determined it prudent to follow the same methodology for its trust preferred securities in order to match the expenses with the most probable life of the securities. As the trust preferred securities are callable after five years and lose their preferential Tier 1 regulatory capital treatment prior to maturity, Citizens believes the most appropriate treatment is to amortize the issuance costs to the call date, which is the more probable of the two alternatives, rather than the stated maturity date.
Citizens intends to modify future filings to explain more fully its treatment of these costs. Commencing with the December 31, 2005 Form 10-K, Citizens proposes to amend the language in the second paragraph below the long-term debt table in Note 12 as follows:
“On June 26, 2003, Citizens issued approximately $25 million of floating rate, 30 year trust preferred securities through an unconsolidated special purpose trust to unrelated institutional investors. The gross proceeds from issuance were used to purchase a floating rate junior subordinated deferrable interest debenture (the “Debenture”) issued by Citizens, which is the sole asset of the trust. The Debenture matures in thirty years and bears interest at an annual rate equal to the three-month LIBOR plus 3.10%, payable quarterly beginning in September, 2003. Interest is adjusted on a quarterly basis provided that prior to May 2008, the interest rate shall not exceed 11.75%. The Debenture is an unsecured obligation of Citizens and is junior in the right of payment to all future senior indebtedness of Citizens. Citizens has guaranteed that interest payments on the Debenture made to the trust will be distributed by the trust to the holders of the trust preferred securities. Issuance costs of $0.5 million were capitalized and are included in other assets on the balance sheet. The trust preferred securities of the special purpose trust are callable after five years at par and must be redeemed in thirty years after issuance. In accordance with FASB Interpretation No. 46 and APB 21, the issuance costs are amortized to the call date over five years as a component of interest expense, as Citizens believes this is the most probable life of these securities. As of December 31, 2005, $0.3 million of the issuance costs have been amortized, with a remaining balance of $0.2 million. Under the risk-based capital guidelines, the trust preferred securities currently qualify as Tier 1 capital.”
* * * * *
     In addition, as requested by the Staff, we acknowledge that:

Securities and Exchange Commission
January 10, 2006

•	Citizens is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Citizens may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me (810-237-4200) or Sandy King (810-766-7973) if you have any questions or wish to discuss our responses to the Staff’s comment letter.
Very truly yours,
Charles D. Christy, Chief Financial Officer